FORM 4

[ ] CHECK THIS BOX IF NO LONGER SUBJECT TO SECTION 16. FORM 4 OR FORM 5 OBLIGATIONS MAY CONTINUE. SEE INSTRUCTION 1(B).

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                 STATEMENT IN CHANGES OF BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
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1. Name and Address of Reporting Person*

   Ford              Gerald              J.
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   (Last)            (First)            (Middle)

   200 Crescent Court, Ste. 1350
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                     (Street)

   Dallas               TX              75201
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   (City)               (State)         (Zip)

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2. Issuer Name and Ticker or Trading Symbol

   Golden State Bancorp Inc. GSB
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3. IRS Identification Number of Reporting Person, if an entity (voluntary)


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4. Statement for Month/Year

   7/2002
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   [X] Director                             [X] 10% Owner
   [X] Officer (give title below)           [ ] Other (specify below)

   Chairman of the Board and Chief Executive Officer
   -------------------------------------------------

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7. Individual or Joint/Group Filing (Check Applicable Line)

   [ ] Form filed by One Reporting Person
   [X] Form filed by More than One Reporting Person

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

                        TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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                                                                                    5. Amount of
                        2. Trans-     3. Trans-       4. Securities Acquired (A)    Securities
                           action        action       or Disposed of (D)            Beneficially     6. Ownership    7. Nature of
                           Date          Code         (Instr. 3, 4 and 5)           Owned at End     Form: Direct    Indirect
1. Title of Security       (Month/    (Instr. 8)      --------------------------    of Month         (D) or          Beneficial
   (Instr. 3)              Day/       ----------                (A) or              (Instr.          Indirect (I)    Ownership
                           Year)      Code    V        Amount     (D)     Price     3 and 4)         (Instr. 4)      (Instr. 4)
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
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Common Stock            7/16/2002      J(1)           1,044,027    A       (1)      20,728,588            I              (1)
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Common Stock            1/22/2002      A      V          30,778    A      $27.65        99,958            D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one person, see Instruction 4(b)(v).

                           TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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                                                                                                                10.
                                                                          7. Title and                          Ownership
                                          5. Number of                    Amount of                 9.          Form of    11.
                                          Derivative    6. Date           Underlying       8.       Number of   Deriva-    Nature
            2. Con-             4.        Securities    Exercisable and   Securities       Price    Derivative  tive       of
            version   3.        Trans-    Acquired (A)  Expiration Date   (Instr. 3        of       Securities  Security:  Indirect
            or        Trans-    action    or Disposed   (Month/Day/Year)  and 4)           Deriva-  Benefi-     Direct     Bene-
            Exercise  action    Code      of (D)        ----------------  --------------   tive     cially      (D) or     ficially.
1. Title of Price of  Date      (Instr.   (Instr. 3,    Date                      Amount   Secu-    Owned at    Indirect   Owner-
Derivative  Deriv-    (Month/   8)        4 and 5)      Exer-   Expira-           or Num-  rity     End of      (I)        ship
Security    ative     Day/      --------  ------------  cis-    tion              ber of   (Instr.  Month       (Instr.    (Instr.
(Instr. 3)  Security  Year)     Code  V    (A)     (D)  able    Date      Title   Shares   5)       (Instr. 4)   4)        4)
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
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Employee    $27.65    1/22/2002   A   V  165,000         (2)   1/21/2012  Common  165,000            165,000       D
Stock                                                                     Stock
Option
(Right to
Buy)
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2002 LTIP   (3)       1/22/2002   A   V    (3)           (3)      (3)      (3)      (3)      (3)       (3)         D
Right
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

Explanation of Responses:

See Attachment No. 1

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

/s/ Gerald J. Ford
------------------------------------
** Signature of Reporting Person                        8/5/2002
GERALD J. FORD

ATTACHMENT NO. 1 TO FORM 4 - GERALD J. FORD

(1) 1,044,027 shares of Golden State Common Stock (the "Shares") reported herein were acquired by Mr. Ford as contingent merger consideration pursuant to Section
1.6 of the Agreement and Plan of Reorganization dated as of February 4, 1998, as amended (the "Agreement") among First Gibraltar Holdings Inc., Hunter's Glen/Ford, Ltd. ("Hunter's Glen"), First Nationwide (Parent) Holdings Inc., First Nationwide Holdings Inc., Golden State Bancorp Inc. ("GSB") and Golden State Financial Corporation. The Shares are indirectly owned by Mr. Ford through Hunter's Glen, a limited partnership in which Mr. Ford and Ford Diamond Corporation, a corporate entity controlled by Mr. Ford, are the general partners. Hunter's Glen is the record holder of the Shares reported herein. Pursuant to the formula set forth in the Agreement, the price per share attributed to the Shares is $19.1566.

(2) Subject to earlier vesting in connection with a change in control of GSB, the option vests in three equal annual installments commencing January 22, 2003.

(3)The 2002 Long Term Incentive Plan Right ("LTIP Right") is tied directly to the performance of GSB's common stock over a three-year period from 2002 through 2004. The award payable at the end of the three-year period ("LTIP Period") is an amount equal to the product of (i) a target award, which is 125% of the reporting person's annual salary at the time of the payment of the award, and
(ii) a "percentage", which is based on the relationship that GSB's actual stock price at the end of the performance period (calculated as an average over the last thirty trading days of the LTIP Period) bears to the target price of $38.85. If a change in control of GSB occurs prior to the end of the LTIP Period, the reporting person is entitled to receive the target award.


JOINT FILERS

1. Name of designated filer:                     Gerald J. Ford
   Name of joint filer:                          Hunter's Glen/Ford, Ltd.
   Address of joint filer:                       200 Crescent Court, Suite 1350
                                                 Dallas, Texas  75201
   Statement for Month/Year:                     7/2002
   Issuer name and Ticker or Trading Symbol      Golden State Bancorp Inc. (GSB)
   Relationship of Reporting Person to Issuer    10% Owner

   HUNTER'S GLEN/FORD, LTD.

   By: Ford Diamond Corporation,
       General Partner


   By: /s/ Gerald J. Ford
       ----------------------------------
       Gerald J. Ford, President


 2. Name of designated filer:                    Gerald J. Ford
    Name of joint filer:                         Ford Diamond Corporation
    Address of joint filer:                      200 Crescent Court, Suite 1350
                                                 Dallas, Texas  75201
    Statement for Month/Year:                    7/2002
    Issuer name and Ticker or Trading Symbol     Golden State Bancorp Inc. (GSB)
    Relationship of Reporting Person to Issuer   10% Owner

    FORD DIAMOND CORPORATION

    By: /s/ Gerald J. Ford
        ---------------------------------
        Gerald J. Ford, President